UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2020.

Commission File Number 001-39372

INTEGRA RESOURCES CORP.
(Exact Name of Registrant as Specified in Charter)

1050-400 Burrard Street Vancouver, British Columbia V6C 3A6 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

Integra Resources Corp. (the "Company") is filing this Amendment No. 1 to the Form 6-K, filed on November 13, 2020, for the purpose of incorporating Exhibits 99.1 and 99.2 into the Company's Form F-10 registration statement filed on August 7, 2020 (File No. 333-242483), as amended (the "Registration Statement"), and to file on Form 6-K and incorporate by reference Exhibits 99.5 to 99.10 into the Registration Statement. No other changes were made to the original Form 6-K or to the Exhibits attached thereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Integra Resources Corp.

Date: December 30, 2020	/s/ Andree St-Germain Andree St-Germain Chief Financial Officer

INDEX TO EXHIBITS

99.1*	Management's Discussion and Analysis of Integra Resources Corp. for the three and nine-month periods ended September 30, 2020 and 2019
99.2*	Unaudited Interim Condensed Consolidated Financial Statements of Integra Resources Corp. for the three and nine-month periods ended September 30, 2020 and 2019
99.3*	Certification of Interim Filings Full Certificate of Integra Resources Corp. in connection with the filing of the interim financial report and interim MD&A by CEO dated November 13, 2020
99.4*	Certification of Interim Filings Full Certificate of Integra Resources Corp. in connection with the filing of the interim financial report and interim MD&A by CFO dated November 13, 2020
99.5	Consent of Michael M. Gustin
99.6	Consent of Steven I. Weiss
99.7	Consent of Thomas L. Dyer
99.8	Consent of Mine Development Associates
99.9	Consent of E. Max Baker
99.10	Consent of Timothy Arnold

* Previously included in the registrant's Form 6-K filed on November 13, 2020.